

March 12, 2014

Via E-mail
Matthew Lane
Chief Executive Officer
Smart Server, Inc.
2956 Worden St.
San Diego, CA 92110

      Re: **Smart Server, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed February 26, 2014
             File No. 333-193523

Dear Mr. Lane:

We have reviewed your amended registration statement and have the following comment. Where indicated, we think you should revise your document in response to this comment. Unless otherwise noted, where a prior comment is referred to it refers to our letter dated February 20, 2014.

Cover Page

1.   We note your response to prior comment 2 and continue to believe that you are a shell company as defined in Rule 405. We note that you have minimal assets excluding cash, no revenues to date and appear to have only nominal operations. In this regard, we note that significant steps remain to commence the operations of your business and to launch your mobile application. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Alternatively, advise why you believe your company has more than nominal operations.

 If you have any questions regarding this comment, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

 Sincerely,

 /s/ Matthew Crispino

 Matthew Crispino
 Staff Attorney

cc: Via E-mail
 Donald J. Stoecklein, Esq.
 Stoecklein Law Group, LLP